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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13009

MEDICAL RESOURCES MANAGEMENT, INC.
(Exact Name of Registrant as Specified in Its Charter)

932 Grand Central Avenue
Glendale, California 91201
(818) 240-8250

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

    Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12(h)-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: 1

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, Medical Resources Management, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 10, 2001	MEDICAL RESOURCES MANAGEMENT, INC.
	By:	/s/ RICHARD A. WHITMAN Richard A. Whitman Chairman of the Board, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securiites Exchange Act of 1934. The registrant shall file with the Commission thriee copies of Form 15, on of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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FORM 15
SIGNATURES